July 20, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Trudy Corporation
Schedule 14C filed March 19, 2010
File No. 000-16056

Re:	Trudy Corporation, MMAC, LLC, et al.
Schedule 13E-3 filed March 19, 2010
File No. 005-39154

Dear Sir or Madam:

In connection with the filing with the Securities and Exchange Commission (the “Commission”) of the above-captioned Schedule 13E-3 and Schedule 14C on March 19, 2010, the filing with the Commission of Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14C on July 2, 2010, and the filing with the Commission of Amendment No. 2 to Schedule 14C (the Schedule 13E-3 and the Schedule 14C filed on March 19, 2010, Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Schedule 14C filed on July 2, 2010 and Amendment No. 2 to Schedule 14C being hereinafter collectively referred to as the “Filings”), and with reference to the request contained in the section entitled, “Closing Comments”, on pages 3 and 4 of the SEC letter of comments to Trudy Corporation, dated July 13, 2010, each of the undersigned (each a “Filing Person”) hereby acknowledges the following:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosures made by the Filing Person in the Filings;

•	Commission Staff comments or changes to disclosure in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to the Filings;

and

•	The Filing Person may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MMAC, LLC, a Delaware limited liability company

By:	/s/Brad Palmer
Name: Brad Palmer
Title: Authorized Person

United States Securities and Exchange Commission
July 20, 2010

MMAC HOLDINGS, LLC, a Delaware limited liability company

By:	/s/Brad Palmer
Name: Brad Palmer
Title: Managing Member

MYERS EDUCATION, LLC, a Delaware limited liability company

By:	/s/Brad Palmer
Name: Brad Palmer
Title: Managing Member

/s/Brad Palmer
Brad Palmer